BIRDBILL, INC.
Room 1715, 17/F, Pacific Trade Centre
2 Kai Hing Road
Kowloon Bay, Kowloon, Hong Kong

March 9, 2016

Via Edgar
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 3561
Washington DC 20549
Attn: Mara L. Ransom, Assistant Director

Re:            Birdbill, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed February 5, 2016
File No. 333-205792

Dear Ms. Ransom:

We have received your letter dated February 16, 2016 and have updated the Registration Statement and prepared the following responses to your comments.

General

1. We note your response to comment 2.  However, the Regulation S Subscription and Investor Representation Agreement has not been filed as an exhibit to the registration statement.  Please file this agreement as an exhibit.

RESPONSE: The agreement is included as Exhibit 10.3.

Prospectus Cover Page

2. We note your response to comment 5 and your revisions in response to the comment.  However, please revise this section to clearly state, if true, that your officer and directors will be making offers and sales in this offering and identify all of them, rather than solely identifying Ying Wai Leung.

RESPONSE: All persons involved have been identified in the registration statement, namely Ying Wai Leung, Yau Wai Hung, and Tse Ka Hei.

Prospectus Summary

The Offering, page 2

3. We note your response to comment 3.  However, your response does not ameliorate our concern.  Please revise your disclosure of net proceeds to consistently quantify what you may receive from this offering.  In this regard, we note your disclosure on the outside front cover page states that you will have a deficit of $2,500 of you sell 75% of the offered shares, a deficit of $15,000 if you sell 50% of the offered shares, and a deficit of $27,500 if you sell 25% of offered shares; your disclosure here, however, states a net gain of $7,500 if you sell 75% of the offered shares, a net gain of $5,000 of you sell 50% of the offered shares, and a net gain of $2,500 if you sell 25% of the offered shares.

RESPONSE: The cover page has been updated to be consistent with all other related descriptions within the registration statement.

Use of Proceeds, page 11

4. We note your response to comment 4.  However, your response does not ameliorate our concern.  Please revise your table to reflect the correct amount of net proceeds you expect to receive.  In this regard, we note that your table lists the gross proceeds under each percentage of shares sold next to the heading "Total Use of Proceeds."  Please revise to subtract the fees associated with the offering and provide a net amount of proceeds.

RESPONSE: The table has been revised to reflect the correct amount of net proceeds expected, based on percentage of offered shares sold.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 22

5. Please quantify the funds spent and the funds you will need to spend for each of the developments you identify in the table on page 23 that are expected to occur in the future.

RESPONSE: Figures have been provided for the disclosed developments.

Directors, Executive Officers and Corporate Governance

Background of Directors and Executive Officers, page 23

6. We note your response to comment 14.  Please revise your disclosure to provide the business experience during the past five years for your directors and executive officer, including each person's principal occupations and employment during the past five years, the name and principal business of any corporation or other organization in which such occupations and employment were carried on, and whether such corporation or organization is a parent, subsidiary, or other affiliate of you.  Refer to Item 401(e) of Regulation S-K.

RESPONSE: The requested disclosures have been provided.

Selling Security Holders, page 29

7. We note your response to comment 16.  However, we re-issue our comment because an increase in the number of shares to be registered under this registration statement would not impact the number of shares outstanding.  Further, your financial statements do not reflect the issuance of an additional 80,000 shares. We note that the number of common stock shares outstanding as of June 30, 2015 has increased from the previous draft of your prospectus. Please explain this change.

RESPONSE:  This appears to be an early drafting inconsistency. As you will notice, the financial correctly reflect the 10,000,000 shares issued and outstanding as of the date the initial S-1 was filed and subsequent amendments to the S-1 have corrected this early inconsistency, including the amendment filed herewith.

Signatures, page 51

8. We note your response to comment 17.  However, we re-issue our comment because your signatures do not comply with the requirements of Form S-1.  Please revise to include a signature on behalf of the registrant and a separate set of signatures on behalf of your officers and directors, as well as the lead-in paragraph provided by Form S-1.

RESPONSE: The registration statement has been revised to show the proper signature sets on behalf of the registrant and its officers and directors.

The Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Birdbill, Inc.

/s/ Leung Ying Wai
Chief Executive Officer